UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Enphase Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

January 9, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107

1.	Name of Reporting Person. Thurman John Rodgers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,406,574 (See Item 4(a) below)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,406,574 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,406,574 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Enphase Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1420 N. McDowell Blvd., Petaluma, CA 94954

Item 2.

(a)	Name of Person Filing:

Thurman John Rodgers (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

575 Eastview Way, Woodside, CA 94062

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

(e)	CUSIP Number: 29355A107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

5,406,574 shares of Common Stock are held of record by Rodgers Massey Revocable Living Trust dtd 4/4/11, for which the Reporting Person and his spouse, Valeta Massey, serve as trustees and share joint voting and dispositive power.

(b)	Percent of class:

8.0%

The ownership percentage above is calculated based on 62,271,476 shares of Common Stock outstanding as of January 9, 2017, as reported by the Issuer to the Reporting Person, plus 5,406,574 shares of Common Stock purchased by Rodgers Massey Revocable Living Trust dtd 4/4/11 on January 9, 2017, pursuant to the terms of a securities purchase agreement.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	5,406,574
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	5,406,574

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2017
Date

/s/ Thurman John Rodgers
Thurman John Rodgers